                                                                    Exhibit 99.1

Contact:
Carol Gruetter
NeoTherapeutics, Inc.
(949) 788-6700, ext. 236

           NEOTHERAPEUTICS ANNOUNCES ADDITIONAL NASDAQ COMPLIANCE DATE

IRVINE, Calif., August 16, 2002 -- NeoTherapeutics, Inc. (NASDAQ: NEOT) announced today that NASDAQ has notified the Company that it is not in compliance with NASDAQ's requirement to maintain a minimum market value of publicly held shares of $5,000,000 for continued listing on the NASDAQ National Market.

The Company has until November 11, 2002 to regain compliance with NASDAQ's minimum market value requirement. Under NASDAQ rules, NeoTherapeutics may demonstrate compliance by maintaining a minimum market value of publicly held shares of $5,000,000 or greater for a minimum of 10 consecutive trading days by that date. If the Company is unable to demonstrate compliance by that date, the Company may appeal a determination that it be delisted from the NASDAQ National Market, or it may decide to file an application to be transferred to the NASDAQ SmallCap Market prior to November 11, 2002. However, the Company would have to satisfy the continued listing requirements for that market, which include a minimum market value of publicly held shares of $1,000,000. In addition to the minimum market value of publicly held shares requirement, the Company must maintain compliance with certain other quantitative standards for continued listing on the NASDAQ National Market. The Company is currently not in compliance with some of these standards. The Company previously received notice from NASDAQ on June 12, 2002, that it is not in compliance with NASDAQ's minimum bid price per share requirement of $1.00. The Company has yet to regain compliance with that requirement, and has until September 10, 2002 to do so.

NeoTherapeutics seeks to create value for stockholders through the discovery and out-licensing of drugs for central nervous system disorders and the in-licensing and commercialization of anti-cancer drugs. Neotrofin(TM) is in clinical development in Parkinson's disease, spinal cord injury and chemotherapy-induced neuropathy. Satraplatin, the Company's lead oncology drug, is being prepared for a phase 3 study in prostate cancer. Additional anti-cancer drugs are in phase 1 and 2 stages of development for bladder cancer and non-Hodgkin's lymphoma. The Company has a rich pipeline of pre-clinical neurological drug candidates for important human disorders such as attention deficit hyperactivity disorder, schizophrenia, dementia, mild cognitive impairment, anxiety and pain. For additional information visit the Company's web site at www.neot.com.

This press release may contain forward-looking statements regarding future events and the future performance of NeoTherapeutics that involve risks and uncertainties that could cause actual results to differ materially. These risks are described in further detail in the Company's reports filed with the Securities and Exchange Commission.

                                      # # #